INNERG LLC

BALANCE SHEET

DECEMBER 31, 2019

ASSETS

**Current Assets**

| | |
|---|---|
| Cash and cash equivalents | $ 8,963 |
| Inventory | 294 |
| **Total Current Assets** | **9,257** |

PROPERTY AND EQUIPMENT

| | |
|---|---|
| Property and equipment, net | 16,800 |

OTHER ASSETS

| | |
|---|---|
| Intangible assets, net | 0 |
| **TOTAL ASSETS** | **$ 26,057** |

LIABILITIES AND OWNERS EQUITY

CURRENT LIABILITIES

| | |
|---|---|
| Accounts payable | $      0 |
| **TOTAL LIABILITIES** | **0** |
| Retained earnings | (51,178) |
| Owners Equity | 120,000 |
| **TOTAL LIABILITIES AND OWNERS' EQUITY** | **$ 68,822** |

## INNERG LLC

## STATEMENT OF INCOME

## DECEMBER 31, 2019

| | |
|---|---:|
| **Revenues** | **$19,169** |
| Cost of Goods Sold | 15,335 |
| Gross Profit | 3,834 |
| **Operating Expenses** | |
| Advertising and Marketing | 9,700 |
| Transportation, Travel and Delivery | 26,351 |
| Rent | 12,000 |
| Utilities | 4,560 |
| Insurance | 300 |
| POS Credit Card Processing Fees | 383 |
| Total Operating Expenses | 53,294 |
| EBITDA (Loss) | $(49,461) |
| Depreciation Expense | 600 |
| Local Tax | 1,117 |
| **Net Income (Loss)** | **$ (51,178)** |

# INNERG LLC

## STATEMENT OF EQUITY

## DECEMBER 31, 2019

| | Additional Paid In Capital | Retained Earnings (Accum. Deficit) | Total |
|---|---|---|---|
| **Beginning Balance** (January 1, 2019) | $7,235 | | |
| **Contributions** | $70,000 | | |
| **Other Gain/Loss** | | | |
| **Net Income (Loss)** | | $(51,178) | |
| **Ending Balance** (December 31, 2019) | | | **$26,057** |

**INNERG LLC**

**STATEMENT OF CASH FLOWS**

**DECEMBER 31, 2019**

**Cash Flow From Operating Activities**

| | |
|---|---:|
| Net Income | $(51,178) |
| Depreciation | 600 |
| Change in Inventory | 36 |
| **Cash Flow from Operations** | **($50,542)** |

**Cash Flow From Investing**

| | |
|---|---:|
| Capital Expenditure (New Juicer) | $(15,000) |
| **Cash Flow from Investing** | **$(15,000)** |

**Cash Flow From Financing**

| | |
|---|---:|
| Long Term Notes | $0 |
| Owners' Contributions | 70,000 |
| **Cash Flow From Financing** | **$70,000** |

| | |
|---|---:|
| **Beginning Cash** | **$4,505** |
| Change in Cash | 4,458 |
| **Ending Cash Balance** | **$8,963** |

**INNERG LLC**

**NOTES TO THE  FINANCIAL**

**STATEMENT DECEMBER 31, 2019**

1. <u>**Summary of Significant Accounting Policies**</u> The financial statements have been prepared by InnerG LLC to present the financial position and results of operations of the following related entities (collectively, the "Company"). The financial statement only include information from January 1, 2019 through December 31, 2019.

   InnerG LLC was formed in the State of Tennessee on April 28, 2017.

   InnerG LLC, the creator of InnerG Juice & Yoga, is a cold pressed juice bar and yoga studio with an innovative approach to health and wellness.  The Company delivers cold pressed juice both on an individual order and subscription basis.  The Company also administers empowering yoga sessions to help to build wellness practices for empowered communities.  The Company sells juice and yoga through its website and social media platforms.

   <u>**Fiscal Year**</u> The Company operates on a December 31st year-end.

   <u>**Principles of Consolidation and Basis of Accounting**</u> The financial statements include the accounts of InnerG LLC only.  The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

   <u>**Use of Estimates**</u> The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

   <u>**Risks and Uncertainties**</u> The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include, recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

2. <u>**Summary of Significant Accounting Policies (continued) Cash and Cash Equivalents**</u> The Company does not engage in the purchase of highly liquid financial instruments. As of December 31, 2019, the Company held no cash equivalents.

**Accounts Receivable** The company operates on a cash only basis when selling goods or services to end consumers. Cash is collected upon rendering of service or delivery of goods. As of December 31, 2019, the company had no Accounts Receivable balance.

**Inventory** Inventories are stated at the lower of standard cost (which approximates cost determined on a first-in, first-out basis) or market. At December 31, 2019, the balance of inventory related to finished goods was $294, composed only of packaging, raw fruits and vegetables. There was no work in progress recorded as of December 31, 2019.

**Intangible Assets** The Company has recorded no intangible assets as of December 31, 2019.

**Property and Equipment** Property and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Office equipment is depreciated over five years. Repair and maintenance costs are charged to operations as incurred and major improvements are capitalized. The Company reviews the carrying amount of fixed assets whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.

**Property and equipment consisted of the following at December 31, 2019:**

Property and equipment at cost:

| | |
|---|---|
| Juicing Equipment | $ 17,400 |
| Less: Accumulated depreciation | $ 600 |
| Total | $ 16,800 |

**Income Taxes** The Company is an LLC, and business income taxes are filed using Schedule C of the Form 1040. The end of the year tax liability is calculated based on the Company's Gross Receipts and any other allowances or income, less returns and allowances, cost of goods sold, and expenses reported by the company for the fiscal year. As of December 31, 2019, the company did not make a profit, and taxes were filed accordingly. The company also reports sales receipts to the state of Tennessee, whereby it is subject to Business, Franchise and Excise, and Sales & Use Tax liabilities.

**Revenue Recognition** The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. Revenues are generally recognized upon delivery of juice or fulfilment of a yoga session. The Company has recorded $19,168 in revenue from January 1, 2019 through December 31, 2019.

**Advertising Expenses** The Company expenses advertising costs as they are incurred.

**Owner's Equity** As of December 31, 2019, the owner has invested a cumulative $120,000, and remains the sole owner with no stock distributions to date.

**Subsequent Events**

1. The Company purchased a commercial grade cold pressed juicer at a purchase price of $15,000 to scale operations to meet increased demand for cold pressed juice deliveries as well as in anticipation of the opening of a brick and mortar in 2020.

2. The Company experienced a significant decline in revenue and therefore profitability from 2018-2019 due to a pivot away from wholesale juice distribution. The wholesale model was determined to be a less profitable endeavor for the company's long-term strategy.